August 31, 2016

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:                             KVH Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 14, 2016

File No. 000-28082

Dear Mr. Spirgel:

Per my discussion yesterday with Paul Fischer, Staff Attorney, this letter is to confirm that the staff of the Securities and Exchange Commission has approved the request of KVH Industries, Inc. to extend until September 30, 2016 the due date for our response to your comment letter dated August 25, 2016 due to our recent engagement of an interim Chief Financial Officer.

Thank you very much for providing us this extension of time.

Sincerely,

/s/ Felise B. Feingold

Felise B. Feingold
Vice President and General Counsel